J.P. MORGAN SECURITIES LLC
383 Madison Avenue
New York, New York 10179
October 18, 2022
VIA EMAIL & EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jason Drory

Re: Biohaven Ltd. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-267928)
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on October 20, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute as many copies of the preliminary prospectus dated October 18, 2022 (the “Preliminary Prospectus”) as of October 18, 2022 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus to prospective underwriters, dealers, institutional investors and others.
We hereby confirm that we are, and we have been informed by the participating underwriters that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Managing Director
[Signature Page to Acceleration Request Letter]